UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

GENENTECH, INC.

(Name of Subject Company)

GENENTECH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

368710406

(CUSIP Number of Class of Securities)

Sean A. Johnston

Genentech, Inc.

1 DNA Way

South San Francisco, California 94080-4990

(650) 225-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by Genentech, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 23, 2009, as amended, relating to the tender offer commenced by Roche Investments USA Inc. (“Roche Investments”) pursuant to which Roche Investments has offered to purchase all the outstanding Common Stock, par value $0.02 per share (the “Shares”) of the Company not owned by Roche Holding Ltd (“Roche Holding” and together with its affiliates (excluding the Company and its subsidiaries) and Roche Investments, “Roche”), upon the terms and conditions set forth in the Offer to Purchase dated February 9, 2009 and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto, collectively, constitute the “Offer”) contained in the Schedule TO, as amended, filed by Roche Investments with the SEC on February 9, 2009. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

(a)(9) Press release issued by the Company on March 6, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENENTECH, INC.

By:	/s/ Stephen Juelsgaard
Name:	Stephen Juelsgaard
Title:	Executive Vice President, Secretary and Chief Compliance Officer

Dated: March 6, 2009